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35 West Wacker Drive
Chicago, Illinois 60601

October 21, 2011

VIA EDGAR AND MESSENGER

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3720
Washington, DC 20549-6010

Re:	Groupon, Inc.
Registration Statement on Form S-1 Filed on June 2, 2011
Amendment No. 1 Filed on July 14, 2011
Amendment No. 2 Filed on August 10, 2011
Amendment No. 3 Filed on September 23, 2011
Amendment No. 4 Filed on October 7, 2011
Amendment No. 5 Filed on October 21, 2011
File No. 333-174661

Dear Mr. Spirgel:

        On behalf of Groupon, Inc. (the "Company"), set forth below is supplemental information requested by the Staff with respect to the Company's letter to the Staff, dated October 17, 2011 (the "October 17th Letter"), relating to the Registration Statement on Form S-1 (Registration No. 333-174661) (the "Registration Statement"), originally filed with the Securities and Exchange Commission (the "Commission") on June 2, 2011, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2011, as amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2011, as amended by Amendment No. 3 to the Registration Statement, filed with the Commission on September 23, 2011, as amended by Amendment No. 4 to the Registration Statement, filed with the Commission on October 7, 2011, and as amended by Amendment No. 5 to the Registration Statement, filed with the Commission on October 21, 2011. For convenience of reference, a copy of the October 17th Letter is enclosed herewith.

        1.     As noted in the Company's response to Comment No. 5 in the October 17th Letter, the Company has reclassified payroll costs related to marketing, as well as the related stock-based compensation expense, from SG&A to marketing in its statements of operations and has revised its accounting policy accordingly. In addition, the Company advises the Staff that it has added the following discussion to its restatement footnote in its financial statements as of and for the years ended December 31, 2008, 2009 and 2010:

  "Costs associated with the Company's marketing staff, including payroll, benefits and stock compensation, have been classified to marketing for all periods presented."

  The reclassification for this adjustment is as follows:

	As Previously Reported	Restatement Adjustment
For the year ended December 31, 2008
Marketing	$163	$—
Selling, general and administrative	1,474	—
For the year ended December 31, 2009
Marketing	$4,548	$505
Selling, general and administrative	7,458	(505)
For the year ended December 31, 2010
Marketing	$263,202	$7,367
Selling, general and administrative	233,913	(7,367)

        2.     The Company supplements Response No. 4 in the October 17th Letter by advising the Staff as follows:

        The Company hereby confirms that it has a history of timely completing the remaining inconsequential or perfunctory obligations referred to as the Remaining Deliverables in the October 17th Letter. The Company confirms that the listing of Groupons sold that it must provide to satisfy one of the criteria for revenue recognition is a listing of each Groupon sold for a particular deal by code or voucher number. Following revenue recognition, the Company continues to make such listing available on its website. The Company further advises the Staff that it does not, nor is it required to, update or revise such list following revenue recognition.

        To clarify the foregoing, the Company will revise the revenue recognition policy language previously provided to the Staff in Response No. 4 as follows:

  "At that time, the Company's obligations to the merchant, for which it is serving as an agent, are substantially complete. The Company's remaining obligations, which are limited to remitting payment to the merchant and continuing to make available on the Company's website the listing of Groupons previously provided to the merchant, are inconsequential or perfunctory."

        If you have any questions regarding this letter, please call me at (312) 558-5979.

Respectfully submitted,
/s/ STEVEN J. GAVIN
Steven J. Gavin
Enclosure
cc:	Andrew D. Mason David R. Schellhase Matthew F. Bergmann

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